UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Park Electrochemical Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

700416209

(CUSIP Number)

Brian E. Shore

c/o Park Electrochemical Corp.

48 South Service Road

Melville, N.Y. 11747

(631) 465-3600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 5, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 700416209

1.	Name of Reporting Person Brian E. Shore

2.	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares	7.	Sole Voting Power 640,305
Beneficially
Owned by Each	8.	Shared Voting Power 897,214
Reporting
Person With	9.	Sole Dispositive Power 640,305

	10.	Shared Dispositive Power 897,214

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,537,519

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 7.5%*

14.	Type of Reporting Person IN

____________________________

*

The calculation of the foregoing percentage is based on 20,237,446 shares of Common Stock outstanding as of January 4, 2018 as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended November 26, 2017. Please see Item 5.

Item 1.    Security and Issuer

This Amendment No. 1 amends the Schedule 13D filed by the reporting person on November 4, 2014 and relates to shares of common stock, par value $.10 per share (the “Common Stock”), of Park Electrochemical Corp., a New York corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 48 South Service Road, Melville, N.Y. 11747.

Item 2.    Identity and Background

This Amendment No. 1 to Schedule 13D is filed by Brian E. Shore. Mr. Shore’s business address is c/o Park Electrochemical Corp., 48 South Service Road, Melville, N.Y. 11747. Mr. Shore is the Chief Executive Officer of the Issuer, and the Chairman of the board of directors of the Issuer. Mr. Shore is a United States citizen.

Mr. Shore has not, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

On March 5, 2018, Mr. Shore became co-executor, with his siblings, Peter Shore and Robin Shore, of the estate of the late Cecile Shore, his deceased mother, which holds 168,615 shares of Common Stock. As previously reported by Mr. Shore in his Schedule 13D filed on November 4, 2014, on June 26, 2014, Mr. Shore became a co-executor, with his siblings, Peter Shore and Robin Shore, of the estate of the late Jerry Shore, his deceased father, which holds 728,599 shares of Common Stock (together with the aforementioned 168,615 shares, the “Estate Shares”). No consideration was paid or is payable by Mr. Shore in connection therewith.

Item 4.    Purpose of Transaction

All shares of Common Stock beneficially owned by Mr. Shore, other than the Estate Shares, were acquired by him for investment purposes or awarded to Mr. Shore by the Issuer as compensation for his service as its Chief Executive Officer, whether directly or by award of securities exercisable for or convertible into Common Stock.

Although Mr. Shore currently has no specific plans or proposals to acquire or dispose of shares of Common Stock or any securities exercisable for or convertible into Common Stock other than in connection with Issuer compensatory awards of Common Stock or securities exercisable for or convertible into Common Stock, at any time and from time to time he may directly or indirectly acquire additional shares of Common Stock or associated rights or securities exercisable for or convertible into shares of Common Stock or dispose of any or all of his Common Stock or its associated rights or securities exercisable for or convertible into Common Stock, depending upon an ongoing evaluation of his investment in such securities, applicable legal and/or contractual restrictions, prevailing market conditions, other investment opportunities, liquidity requirements and/or other investment considerations.

Other than as described above or in connection with (or as may arise in connection with) his duties as the Issuer’s Chief Executive Officer and the Chairman of the Issuer’s board of directors, Mr. Shore has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Item 5.    Interest in Securities of the Issuer

(a), (b) The following disclosure assumes that there are 20,237,446 shares of Common Stock outstanding.

Pursuant to Rule 13d-3 of the rules and regulations promulgated by the Securities and Exchange Commission (“SEC”) pursuant to the Securities Exchange Act of 1934, as amended, Mr. Shore may be deemed to beneficially own an aggregate of 1,537,519 shares of Common Stock, representing approximately 7.5% of the Common Stock outstanding, of which he holds sole voting and dispositive power with respect to 640,305 shares of Common Stock (consisting of 425,305 shares owned by Mr. Shore and 215,000 shares issuable to Mr. Shore upon exercise of options that are exercisable as of April 27, 2018 or become exercisable within 60 days thereafter) and of which he holds shared voting and dispositive power with respect to the Estate Shares (897,214 shares of Common Stock, consisting of 728,599 shares of Common Stock in his capacity as a co-executor of the estate of the late. Jerry Shore and 168,615 shares of Common Stock in his capacity as co-executor of the estate of the late Cecile Shore).

As disclosed in Item 3 above, Mr. Shore holds shared voting and dispositive power over the Estate Shares with his siblings, Peter Shore and Robin Shore, as co-executors of the estates of the late Jerry Shore and the late Cecile Shore.

Both Peter Shore and Robin Shore are United States Citizens. Peter Shore’s address is 31 Harbor Park Drive, Centerport, New York 11721. Robin Shore’s address is 159 Chestnut Street, Suite 300, Cambridge, Massachusetts 02159.

Neither Peter Shore nor Robin Shore has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c) Mr. Shore has not effected any transactions in Common Stock during the past 60 days except as described herein.

(d) Other than Peter Shore and Robin Shore, the other co-executors of the estates of the late Jerry Shore and the late Cecile Shore and such estates, no person other than Mr. Shore has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of shares of Common Stock described above in this Item 5.

(e) Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Except as set forth in Item 5 of this statement and other than relating to or arising in connection with Mr. Shore’s service as the Issuer’s Chief Executive Officer and the Chairman of the board of directors of the Issuer, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between Mr. Shore and any other person with respect to the securities of the Issuer that are not disclosed herein.

Item 7.    Material to be Filed as Exhibits

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 27, 2018	/s/ Brian E. Shore

Brian E. Shore

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